ESPERANZA RESOURCES CORP.

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2012

March 18, 2013

Suite 1400, 400 Burrard Street

Vancouver, B.C.  V6C 3A6

ESPERANZA RESOURCES CORP.

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2012

TABLE OF CONTENTS

INTRODUCTORY NOTES	1
CORPORATE STRUCTURE	3
GENERAL DEVELOPMENT OF THE BUSINESS	4
DESCRIPTION OF THE BUSINESS	7
DIVIDENDS AND DISTRIBUTIONS	24
DESCRIPTION OF CAPITAL STRUCTURE	24
MARKET FOR SECURITIES	24
DIRECTORS AND OFFICERS	25
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	28
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	29
TRANSFER AGENT AND REGISTRAR	29
MATERIAL CONTRACTS	29
INTERESTS OF EXPERTS	29
AUDIT COMMITTEE	29
ADDITIONAL INFORMATION	31

SCHEDULE "A" - AUDIT COMMITTEE CHARTER

INTRODUCTORY NOTES

Cautionary Note Regarding Forward-Looking Statements

This annual information form (“Annual Information Form” or “AIF”) contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation.  Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking information is based on reasonable assumptions that have been made by the Company as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Esperanza Resources Corp. to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; including risks related to government and environmental regulation, actual results of current exploration activities problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, stock market volatility; competition; as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in this annual information form.  Although Esperanza Resources Corp. has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information.  Accordingly, readers should not place undue reliance on forward-looking information.  Esperanza Resources Corp. does not undertake to update any forward-looking information that is incorporated by reference herein, except in accordance with applicable securities laws.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

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the ability to achieve production at any of the Company’s mineral development properties;

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estimated capital costs, operating costs, production and economic returns;

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estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company’s resource and reserve estimates;

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the expected ability to develop adequate infrastructure and that the cost of doing so will be reasonable;

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assumptions that all necessary permits and governmental approvals will be obtained;

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assumptions made in the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;

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the expectations regarding demand for equipment, skilled labour and services needed for exploration and development of mineral properties; and

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the activities will not be adversely disrupted or impeded by development, operating or regulatory risks.

The forward-looking statements of Esperanza Resources Corp. are based on the beliefs, expectations and opinions of management on the date the statements are made, and Esperanza Resources Corp. does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource and Reserve Estimates

This Annual Information Form has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this Annual Information Form have been prepared in accordance with National  Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Currency Presentation

All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars. The noon rate of exchange as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars on December 31, 2012 was US$0.9949 per C$1.00.

Financial Statements and Management Discussion and Analysis

This AIF should be read in conjunction with the Audited Consolidated Financial Statements of the Company for the year ended December 31, 2012, and the accompanying management’s discussion and analysis for that year. Unless otherwise indicated, financial information contained in this Annual Information Form is presented in accordance with International Financial Reporting Standards (“IFRS”). The Audited Consolidated Financial Statements and management’s discussion and analysis are available at www.epzresources.com and on SEDAR at www.sedar.com.

ESPERANZA RESOURCES CORP.

ANNUAL INFORMATION FORM

For the financial year ended December 31, 2012

CORPORATE STRUCTURE

Name, Address and Incorporation

Esperanza Resources Corp. (“Esperanza” or the “Company”) (formerly Esperanza Silver Corporation) was formed by amalgamation of Magellan Resources Corp. (“Magellan”), Goldsil Resources Ltd. (“Goldsil”) and International Mahogany Corp. (“Mahogany”) into one company, International Mahogany Corp., under the Companies Act (British Columbia) on December 1, 1990.

Magellan and Goldsil were incorporated under the Companies Act (British Columbia) on May 14, 1983 and May 18, 1983, respectively.  Mahogany was incorporated under the Companies Act (British Columbia) on March 17, 1980 as “Mahogany Mining Company Ltd.” and changed its name to “Mahogany Mineral Resources Inc.” on November 10, 1981.  On July 7, 1987 Mahogany amalgamated with Canadian Premium Resource Corporation into one company known as “Mahogany Mineral Resources Inc.”.  On September 8, 1988 Mahogany changed its name to “International Mahogany Corp.”

Effective June 2, 2000 the Company consolidated its common shares on the basis of 10 old shares for one new share and the name of the Company was changed to “Reliant Ventures Ltd.”.  On May 29, 2003 the name of the Company was changed to “Esperanza Silver Corporation”.  On July 19, 2010 the name of the Company was changed to “Esperanza Resources Corp.”

The Company’s head, registered, and records office is located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

Intercorporate Relationships

The following chart depicts the corporate structure of the Company together with the jurisdiction of incorporation of each of the Company’s material subsidiaries and related holding companies.  All ownership is 100% unless otherwise indicated.

All of the above are collectively referred to herein as the “Company” or “Esperanza”.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

2012

Esperanza Gold Project

On October 31, 2012, the Company announced that it had entered into a surface rights agreement (the “Surface Rights Agreement”) in respect of the Esperanza Gold Project (formerly referred to as the “Cerro Jumil gold project”).  The Surface Rights Agreement is structured as a surface lease with the communal landowners and has an initial term of 15 years.  The Surface Rights Agreement applies to substantially all of the land required for the Esperanza Gold Project and provides for continued exploration and development as well as for the planned construction and operation of a mine at the project.

The Surface Rights Agreement was reached through the “Formento a la Inversion Publica y Privada en la Propiedad Rural” (the “FIPP Program”).  The FIPP Program is a voluntary federally funded and administered government program in Mexico that encourages more efficient and productive use of rural land, facilitates a shared investment between rural landowners and public and private investors and ensures legal certainty for all parties.

On September 11, 2012 the Company announced a revised and updated resource estimate in respect of the Esperanza Gold Project (the “Resource Update”).  The highlights of the Resource Update included an increase in the measured and indicated (“M&I”) gold resources of 61% to 1.47 million ounces M&I, an increase in the M&I gold grade of 10% to 0.91 grams per tonne, an increase in the M&I tonnes of 46% to 50.34 million tonnes, an increase in the M&I silver resources to 16.01 million ounces, an additional 7.97 million tonnes containing 0.17 million gold ounces and 2.79 million silver ounces that are classified as inferred resources. On October 26, 2012, the Company filed the 2012 Mineral Resource Estimate on the Esperanza Gold Project supporting the Resource Update, details of which are summarized below.  See “Description of the Business - Esperanza Gold Project, Morelos State, Mexico.”

On January 19, 2012, the Company filed an amended preliminary economic assessment dated January 13, 2012 (the “PEA”), prepared by Golder Associates, on its Esperanza Gold Project. The PEA contemplates two company-owned mining cases: Crush (company-owned mining fleet with crushed ore delivered to the leach pad) and ROM (company-owned mining fleet with run-of-mine delivered to the leach pad).  The key economic highlights of the PEA are outlined in the table below. For further details, see “ Description of the Business – Esperanza Gold Project, Morelos State, Mexico – Preliminary Economic Assessment ”.

Case	After-Tax Cash Flow (USD$ x 106)	After-Tax NPV at 5% Discount Rate (USD$ x 106)	Internal Rate of Return (IRR)	Payback Period (Years)
Crush Option	185.8	122.0	26%	3.6
ROM Option	161.1	106.5	27%	3.5

The PEA is preliminary in nature and is based on a number of assumptions that may be changed in the future as additional information becomes available. Mineral resources that are not mineral reserves do not have demonstrated economic viability.  The PEA includes inferred mineral resources that are not considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.  The PEA is not based on and has not been amended to reflect the updated resource estimates published by the Company on September 11, 2012.

Changes to Board of Directors and Senior Management

On May 2, 2012 the Company announced the appointment of Greg Smith as the new President and Chief Executive Officer and Laurence Morris as the new Chief Operating Officer.  In addition Greg Smith, Marcel de Groot and Andrew Swarthout were appointed to the Company’s Board of Directors. William Pincus resigned as the Company’s President and Chief Executive Officer and was appointed as the Chairman of the Company’s Board of Directors.

On May 2, 2012 the Company announced that Steven Ristorcelli and George Elliot had resigned from the Company’s board of directors.

On May 17, 2012 the Company announced the appointment of Daniel O’Flaherty as the Company’s Executive Vice President, Corporate Development. The Company also announced the hiring of Johannes Miller as the Vice President, Operations.

On August 22, 2012 the Company announced the appointments of Kylie Dickson as the Company’s new Chief Financial Officer and Warren Beil as the Company’s new Corporate Secretary.  Kylie Dickson formerly assumed the appointment as the Company’s Chief Financial Officer on the publication of the Company’s second quarter financial statements. The Company also announced the resignations of David Miles and Kim Casswell as the Company’s Chief Financial Officer and Corporate Secretary, respectively.

Subsequent to December 31, 2012, Laurence Morris resigned as the Chief Operating Officer and Andrew Pooler was hired in this role.

Financing

On May 2, 2012 the Company announced that it had entered into an engagement letter with Cormark Securities Inc. (“Cormark”) on behalf of a syndicate of agents (the “Agents”), whereby Cormark and National Bank Financial Inc. agreed to act as co-lead agents in respect of a private placement on a best efforts basis of up to 8,000,000 special warrants (the “Special Warrants” and each a “Special Warrant”) at a price of $1.25 per Special Warrant for approximate gross proceeds of $10,000,000 (the “Offering”).

Each Special Warrant entitled the holder to receive one unit without payment of any additional consideration.  Each unit consisted of one common share of the Company and one-half of one common share purchase warrant.  Each whole common share purchase warrant (each a “Warrant”) entitles the holder to acquire one additional common share of the Company at an exercise price of $1.80 for a period of five years following the date of the closing of the Offering.

The Agents received an option (the “Agent’s Option”) to acquire up to an additional 15% of the Special Warrants sold under the Offering.

The Special Warrants were deemed to be exercised on the earlier of: (a) the date that was four months and a day following the closing of the Offering, and (b) the third business day after a receipt was issued for a final prospectus by the securities regulatory authorities in each Province of Canada where the Special Warrants were sold.

On May 4, 2012 the Company announced an increase in the size of the Offering to 24,000,000 Special Warrants for gross proceeds of $30,000,000. The Company also announced that the Agent’s Option was increased to 3,600,000 Special Warrants that provided for additional gross proceeds of $4,500,000.

On May 24, 2012 the Company announced that it had closed the Offering.

On June 24, 2012 the Company announced that it had received the receipt for the final prospectus filed in respect of the Special Warrants.  The Special Warrants were deemed to have been exercised on June 25, 2012, the third business day following the date of the receipt.

The Warrants were posted for trading on the TSX-V on June 26, 2012 under the symbol “EPZ.WT”. See “Prior Sales”.

2011

Updated Preliminary Economic Assessment

On September 13, 2011 the Company provided the results of an updated preliminary economic assessment.

Sale of the San Luis Joint-Venture

On August 2, 2011 the Company announced that it had closed the sale of the Company’s 30% interest in the San Luis joint-venture in Peru to Silver Standard Resources Inc. (“SSRI”). The consideration provided for the sale was $17 million, the return to the Company of 6,459,600 shares of the Company owned by SSRI, and a 1% net smelter returns royalty (“NSR”) on all future production from the San Luis project.

2010

Financings

On December 22, 2010 the Company closed a private placement of units for gross proceeds of $6,000,145 which consisted of 2,926,900 units at a price of $2.05 per Unit.  Each unit consisted of one common share and one-half of one common share purchase warrant.    Each whole warrant entitled the holder to purchase one common share of the Company at a price of $2.75 for twenty-four months.

On March 4, 2010 the Company completed a private placement financing for gross proceeds of $625,000 which consisted of 500,000 units at a price of $1.25 per unit.  Each unit consisted of one common share and one common share purchase warrant.  Each warrant entitled the holder to purchase a common share of the Company for $1.75 for a period of two years. The warrants were also subject to an acceleration provision whereby if the price of the Company’s shares on the TSX-V was $2.20 or greater for 20 consecutive trading days, then the expiry date of the warrants would have been accelerated to the date 21 days after the twentieth consecutive day that the warrants traded at or above $2.20.

On February 16, 2010 the Company completed a private placement financing for gross proceeds of $5,000,000.  The private placement consisted of 4,000,000 units at a price of $1.25 per unit.  Each unit consisted of one common share and one common share purchase warrant.  Each warrant entitled the holder to purchase an additional common share of the Company for a price of $1.75 for a period of two years.  The warrants were also subject to an acceleration provision whereby if the price of the Company’s shares on the TSX-V was $2.20 or greater for 20 consecutive trading days, then the expiry date of the warrants would have been accelerated to the date 21 days after the twentieth consecutive day that the warrants traded at or above $2.20.

San Luis Project

The Company’s joint venture partner, SSRI, released a feasibility study on the joint venture property, the San Luis project. The Company also rejected an offer from SSRI to acquire the San Luis project.

Strategic Investment in Global Minerals

On October 21, 2010 the Company announced a strategic investment for up to 36.4% of the issued and outstanding shares of Global Minerals Ltd. (“Global Minerals”), subject to approval of Global Minerals’ shareholders.  The primary asset of Global Minerals is the Streborna silver-copper deposit in Slovakia.  On November 23, 2010, Esperanza completed a further strategic investment of $1.456 million in Global Minerals, maintaining its 19.9% ownership interest in Global Minerals. The Company purchased 1,885,700 special warrants of Global Minerals for $0.35 each, which would convert automatically, without payment of additional consideration, into 1,885,700 units upon receipt of approval of Global Minerals’ shareholders. On December 3, 2010, Global Minerals’ shareholders approved Esperanza’s acquisition of greater than 20% of Global Minerals through the conversion of its special warrants, thereby making the Company a control person of Global Minerals. As of December 31, 2012, the Company held 28,906,517 shares and 3,333,333 warrants of Global Minerals (a 26% interest).

DESCRIPTION OF THE BUSINESS

General

Esperanza is a precious metals exploration and development company whose principal business is the advancement of the wholly-owned Esperanza Gold Project located in Morelos State, Mexico.

The Company is actively pursuing further growth opportunities.  There is no assurance that any such investigations or negotiations will result in the acquisition of additional interests in mineral properties.

Subsequent to December 31, 2012, the Company entered into a binding letter agreement with Pan American Silver whereby it will acquire a portfolio of advanced stage gold projects including the La Bolsa project in Mexico, the Pico Machay project in Peru, and the Calcatreu project in Argentina for consideration of 50,900,000 common shares and 10,000,000 warrants.  In addition, Pan American Silver will subscribe for 20,600,000 common shares at a price of $1.70 per share for gross proceeds to the Company of $35,020,000.  The Company will also have access to a $15,000,000 standby convertible credit facility.

Competitive Conditions

The Company’s business of the acquisition, exploration and development of mineral properties is intensely competitive. Esperanza competes with other individuals and companies, many of which have greater financial resources, operational experience or technical capabilities than the Company.  Esperanza may also encounter increasing competition from other mining companies in efforts to hire experienced mining professionals.  Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future. See “Description of the Business - Risk Factors - Competition”.

Environmental Considerations

The Company’s operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions on and prohibitions of spills, releases or emissions of various substances related to mining industry operations, which could result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require submissions to and approval of environmental impact assessments. Environmental legislation is evolving, which means stricter standards and that enforcement, fines and penalties for non-compliance are becoming more stringent. Environmental assessment of proposed projects carries a heightened degree of responsibility for companies and directors, officers and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations, including its capital expenditures and competitive position. See “Description of the Business - Risk Factors – Environmental Risks and Other Hazards”.

Employees

At the end of the most recent financial year-end and at the date hereof, the Company had 52 employees.  No management functions of the Company are performed to any substantial degree by a person other than the Directors or executive officers of the Company.

Social and Environmental Policies

Esperanza is fully committed to protecting the environment, improving social welfare, and creating sustainable economic prosperity in the communities participating in our projects. The Company is fortunate to enjoy positive relationships with local communities around the Esperanza Gold Project, and the Company strives to continually enhance those relationships and bring greater social and economic benefit to the local community through its many sustainable development programs. The Company voluntarily holds itself accountable to high standards of responsibility, sustainability, and financial reporting to stakeholders, authorities and organizations. Esperanza is committed to corporate ethics and sustainability.

Esperanza Gold Project, Morelos State, Mexico

The following is a summary of certain portions of the technical report dated September 10, 2012, titled “Cerro Jumil Project, 2012 Mineral Resource Estimate”, authored by Keith McCandlish, P. Geol. P. Geo. Of DMT Geosciences Ltd. and Riaan E. Herman, Pr. Sci. Nat. of Riaan Herman Consulting Centurion (the “Report”). The Report was prepared in accordance with NI 43-101. The Report has been filed with the securities regulatory authorities in each province of Canada where the Company is a reporting issuer and with the SEC.  Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Report, which is available for review under the Company’s profile on the SEDAR website at www.sedar.com.

Project Description and Location

The Report is a resource update of Esperanza’s Esperanza Gold Project in south-central Mexico. The Esperanza Gold Project is a potential mining property composed of seven adjacent land concessions totalling 15,025 hectares. The Company has 100% ownership of the project through its wholly-owned subsidiary, Esperanza Silver de Mexico, S.A. de C.V. (“ESM”).

The property, centered at 18°46’ N, 99°16’ W, is located 80km south of Mexico City and 12km from Cuernavaca in the State of Morelos. The property is 3km from a paved road and is easily accessible year round.

The property consists of the La Esperanza (437 hectares), Esperanza II (1,270 hectares), Esperanza III (1,359 hectares), Esperanza IV (1,338 hectares), Esperanza V (278 hectares), Esperanza VI (9,704 hectares) and Esperanza VII (639 hectares) mining concessions.  The mining concessions are subject to the payment of taxes, nominal work requirements, and are effective so long as the necessary payments are made on an annual basis until the anniversary dates of issuance of the concessions in 2052, 2053, 2056, 2058 and 2059, respectively.  According to existing mining law, these mining concessions can be renewed for an additional 50 years. Concession taxes have been paid up to December, 2011 and sufficient assessment work has been done to hold the concessions for several years. The taxes are due and payable in January and July each year. Taxes paid for the seven concessions in 2011 totaled MP$360,074 (~$USD30,000).

Mining Concessions at the Esperanza Gold Project:

Mining Concession	Title No.	Area (Hectares)	Title Validity
			Issued	Expires
Esperanza	215624	437	5 March 2002	4 March 2052
Esperanza II	220742	1,270	30 September 2003	29 September 2053
Esperanza III	228265	1,359	20 October 2006	19 October 2056
Esperanza IV	231734	1,338	15 April 2008	14 April 2058
Esperanza V	234011	278	15 May 2009	14 May 2059
Esperanza VI	234755	9,704	11 August 2009	10 August 2059
Esperanza VII	234784	639	14 August 2009	13 August 2059

The community of Tetlama owns the surface rights as both individual ownership lots and community lots. An agreement has been signed (in July 2011) with the community which allowed ESM to carry out physical work on the land in the Esperanza Gold Project area for a period of two years (until July 2013). There are no residences on the concessions in the area where project work is being undertaken. A small area of the land, just west of the project area, is agricultural and used to raise crops such as peanuts, tomatoes, corn and agave. Local grassy areas are also used for grazing cattle, horses and goats.

The area where all exploration has been undertaken includes moderate to rugged terrain consisting of small trees and locally dense vegetation.  Consultores Ambientales Asociados (“CAA”) compiled environmental impact data that is being used to change the land use status to mining.  The United Nations (“UN”) conducted a site inventory of possible archaeological artifacts in the 1960s and identified ruins on the top of Cerro Jumil. This small area currently has restrictions for new road construction applied to it as determined by the Instituto Nacional de Antropologia e Historia. The restrictions do not affect exploration work in the concession area, as the mining concessions are located east of the Xochicalco archaeological site.

There are three historic sanitary landfill sites within the mining concessions that were used by the city of Cuernavaca and surrounding communities. Two landfill sites have been reclaimed, capped and closed for several years. The other site is currently inactive. CAA noted several environmental problems regarding contamination from the landfill areas including oil seepage. Local municipalities are responsible for reclamation and subsequent environmental remediation of the landfill. There are no other known potential environmental liabilities.

The Esperanza and Esperanza II mining concessions were owned by Recursos Cruz del Sur, S.A. de C.V. (“RCS”), a Mexican corporation, when ESM entered into an option agreement on October 25, 2003, whereby it could acquire a 100% ownership interest subject to a 3% net smelter return royalty (“NSR”) by making payments totaling US $105,000, issuing 170,000 shares over four years with a balloon payment of US $1,895,000 due on the 5th anniversary of the agreement and completing US $100,000 in expenditures in each of the first two years. On October 2, 2006, ESM announced it reached an agreement with RCS to amend its existing agreement allowing for the early exercise of its option to complete the purchase of the Esperanza Gold Project property. According to the amended agreement, the Company paid CDN $417,375 in cash and issued 500,000 shares to RCS to finalize the purchase of the Esperanza Gold Project property. RCS will maintain a 3% NSR on production from the property.

Permits to carry out work programs are issued by the Secretaria de Medio Ambiente y Recursos Naturales (“SEMARNAT”). Four separate permits have been issued for drill programs including one to Teck Cominco Ltd. (“Teck”) in September 1997 and four to ESM in July 2004, November 2005, October 2009 and September 2010.  The current permit is valid through 2013. It is likely that a new exploration permit will be required to complete some of the additional drilling that has been proposed.

While the Company has a surface rights agreement for the current exploration and development activities at the Esperanza Gold Project, a longer term exploitation agreement is required for the construction and operation of a mine at the site.  In the fourth quarter of 2012 the Company finalized a long term surface rights agreement with the communal landholders of substantially all of the land required for the construction and operation of a mine at the Esperanza Gold Project.  The agreement applies to substantially all of the land required for the Esperanza Gold Project and provides for continued exploration and development as well as planned construction and operation of a mine.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the property is by paved road to 7km north of Alpuyeca along Morelos Highway 95 to where a dirt road turns off to the landfill, and then continues 2.75km onto the property.  The road is passable year round by two-wheel-drive vehicles.

Climatic conditions are temperate and conducive to working on the project throughout the year. There is a rainy season that extends from June to September which can create difficult access on unpaved roads. Vegetation in the form of small shrubs and trees can become dense during the rainy season although they are greatly diminished during the remainder of the year as the area dries out.

Infrastructure including major highways, communication services, transportation and electricity are easily accessible. Cuernavaca has a large airport and Mexico City, the major hub for international flights in Mexico, is within a two hour drive. Agriculture, tourism and numerous industrial enterprises support the local economy. Workers are available at the village of Tetlama, with a population of approximately 1,000, and in Cuernavaca, a city of over 1 million people, which can provide most supplies and services that might be required.

Topography is moderately rugged, varying from 1,100m to 1,450m elevation.

History

There are several inaccessible shafts, adits and prospect pits on the property of unknown age. A small operation is believed to have been operated in the 1970s in several adits developed on narrow high-grade silver-bearing quartz veins hosted within the intrusive. Several older exploration pits and shafts were developed in the skarn zone along the western contact of the intrusive, which may have been related to the 1970s operation. Total mining production was insignificant.

RCS carried out reconnaissance geology in 1993 and acquired an exploration concession over the area in 1994. Rock chip sampling and geological mapping were carried out in 1994, and in late 1995 the property was optioned to Teck. Teck continued exploration work with additional surface mapping, rock chip sampling, trenching, airborne magnetic and radiometric surveys, and a limited induced polarization survey in 1996. In 1998, Teck completed four diamond drill holes totaling 822m that were directed at several of the geophysical targets. Results of the drilling are discussed below. Teck returned the property to RCS in 1998.

RCS continued to advance the property with another surface geochemical sampling program in 2002. RCS collected a total of 118 samples from outcrop and float material during the 1994 and 2002 campaigns in conjunction with geological mapping.

No figures are available, but historic production is likely to be negligible with respect to Au equivalent ounces, and limited to the West Zone Silver domain.

Geological Setting

The Esperanza Gold Project is located within the physiographic province of the Sierra Madre del Sur, an orogenic belt that extends for around 1100kms NW-SE from the South Pacific coast of Mexico. The Esperanza Gold Project is located at the NW corner of the Mixteco Terrene, which emerges in the central part of the Sierra Madre del Sur, between the Caltepec and Teloloapan faults which represent its limits east and west, respectively. The basement of this terrene consists of deformed metamorphic rocks, represented mainly by migmatites, metasediments, metagranitoids and eclogitized ophiolites, which were grouped into the Acatlan complex metamorphic complex of Grenvillian to Early Triassic age.

Mineralization at the Esperanza Gold Project is associated with the intrusion of a stock of Granodiorite composition into the carbonate rocks of Guerrero-Morelos Platform, specifically the rocks of Xochicalco Formation. Spatially related to the intrusive contact with the carbonate rocks are varying degrees of skarn and marble development. The granodioritic stock, locally referred to as a feldspar porphyry, in hand sample presents a porphyritic texture with the development of phenocrysts of plagioclase (~35% in abundance) and potasic feldspar (~30% in abundance) that can reach up to 3cm in size, phenocrysts of quartz (~25%), and euhedral biotite (~10%) in a fine matrix consisting of very fine quartz-plagioclase. In thin section the plagioclase phenocrysts shows moderate alteration to sericite-clays as well as moderate silicification.

Intruded by the granodioritic stock are the limestone of the Xochicalco Formation of Aptian age (early Cretaceous), that have beds of varying thickness from very thin to medium. The color varies from dark grey to black according to the carbonaceous content or organic matter. Another feature of this formation is the abundance of chert bands. Distal to the intrusive contact the Xochicalco Formation is relatively fresh or unchanged usually having a dark grey colouring due to carbonaceous material, is fine-grained, with moderate calcite veinlet’s as stockwork (<1 mm thick) iron oxides in fractures, and occasional breccia texture that might be related to basin collapse.

Exploration

During the period from late October 2003 up to June 2010, ESM completed detailed mapping and sampling in the the Esperanza Gold Project area, constructed access roads and over 160 drill sites, and completed 40,760 meter of core and reverse circulation (“RC”) drilling. A localized soil geochemical survey was also completed. All geological work at the Esperanza Gold Project was performed by RGM under the direct supervision of Bond.

Over 1,300 samples have been taken from pre-existing trenches, old dumps and outcrop exposures in the area within and surrounding the intrusive at the Esperanza Gold Project.

Mapping partially delineated three gold skarn zones (ie. West, Las Calabazas, and Southeast Zones) that parallel the intrusive contact along its northwest and southeast contacts. Mineralized rocks identified include skarn development associated with marble and jasperoids that tend to be more resistive to weathering processes.  However, as seen in drill intercepts the bulk of gold mineralization occurs within prograde and retrograde altered skarns consisting of pyoxene, wollastonite, actinolite/tremolite, garnet, with epidote, calcite, and clay alteration products that tend to be weathered easily and are generally not observed in surface exposures.  Resistant outcrops of jasperoids tend to be the best indicator of subsurface gold skarn mineralization, although not all jasperoids contain appreciable amounts of gold.

The West Zone surface exposure is visually unremarkable with only a few jasperoid or marble outcrops that returned anomalous gold values.  Conversely, drilling has shown that this zone is continuous for over 300m with gold values displaying good continuity along strike.  Mapping and drill results indicate that the West Zone is open along strike and at depth.

The Southeast Zone tends to have appreciable jasperoid development at the surface in its northern area, and tremolite-actinolite/wollastonite ±garnet skarn development with lesser jasperoid towards the southwest, allowing for better definition of the zone via geological mapping relative to the West Zone.  However, caliche development, exceeding several metres in thickness, obscures the possible extension of this zone along strike towards the southwest.  Total strike length of the Southeast Zone indicated by geologic mapping is over 1km.  Drilling to date has partially delineated 650m along strike of this zone.

Several veins within the intrusive located just east, approximately 150m to 200m, of the West Zone contact, were mapped and sampled.  Much of the area is covered with alluvium, although locally narrow 0.3m to 1.5m vein widths are exposed.  Towards the northeastern end of the identified vein system, there are several short adits that exploited an assumed high-grade ore shoot by a small stope.  Sample results for silver, summarized in the table below , have locally high-grade values over appreciable widths.  Although the higher-grade silver values tend to be associated with the quartz vein material, there is also significant silver content in both the hanging and footwall host rocks.

Quartz Vein and Related Samples in Intrusive:

Sample	Width (m)	Silver (ppm)	Description
SE-197	0.80	948.0	Quartz vein with fresh and oxide sulphides
SE-198	2.00	182.0	Altered porphyry, FW to vein
SE-199	1.70	220.0	Altered porphyry, HW to vein
SE-200	chips	53.5	Dump sample, quartz vein
SE-201	0.60	327.0	Quartz vein with oxidation and sulphides
SE-212	0.40	453.0	Quartz vein, granite host rock, N5E, 80NW
SE-213	0.60	42.4	Quartz vein, granite host rock, N8E, 78NW
SE-214	0.30	130.0	Quartz vein, granite host rock, N8E, 75NW
SE-215	0.30	65.1	Quartz vein, granite host rock, N12E, 75NW
SE-216	0.50	202.0	Quartz vein, granite host rock, N16E, 60NW
SE-217	0.40	495.0	Quartz vein, granite host rock, N30E, 78NW
SE-218	1.00	158.0	HW of vein sample SE-217
SE-219	1.20	16.8	FW of vein sample SE-217
SE-220	0.80	27.3	Quartz vein, granite host rock, N35E, 70NW
SE-221	0.45	11.6	Quartz vein, subaparallel stringer to main vein, N25E, 80NW
SE-222	0.45	21.8	Quartz vein, granite host rock, N30E, 80NW
SE-223	0.35	22.4	Quartz vein, host rock granite
SE-224	1.20	7.5	Milky quartz vein milky, strike N8W, 65SW
SE-225	1.50	8.4	Quartz vein, same strike
SE-226	1.50	30.5	Hanging wall to vein of sample SE-225
SE-227	1.80	34.1	Quartz vein/stockwork veinlets

Gold values tend to be consistently low (<0.4ppm) in quartz vein samples relative to those noted in the jasperoid and skarn geochemical analyses. The cross cutting relationship of these quartz veins relative to marble skarn development and some jasperoid zones imply that silver may represent a later-stage of mineralization than that associated with the gold.

In 2008, ESM contracted with Zonge Engineering and Research Organization, Inc. (“ZERO”) to undertake a ground magnetic survey in order to determine if there was a magnetic response related to the intrusive and its contact with the peripheral gold skarn that could be used to guide exploration drilling. Approximately 65 line kilometres of ground magnetic data were acquired on 41 lines.  Lines were oriented northwest-southeast with nominal 50 meters between line spacing.

Mapping/sampling of the greater Esperanza Gold Project concession area (15,025 hectares) reveals nine target areas that warrant further exploration.  All areas have been mapped and sampled, at least on a reconnaissance basis.  Most are perceived to be drill-ready, pending appropriate permissions and permits.  There are three target areas adjacent to or in close proximity to the known resource, which could conceivably be included within its direct operations:  Northern Contact, NE Intrusive Contact, and Colotepec.  In addition, there are six target areas outboard of the known Esperanza Gold Project resource.  These areas, in their perceived order of priority, are as follows:  Coatetelco, Alpuyeca, Pluma Negra, Mercury Mines, La Vibora, and Jasperoid de Toros.

Mineralization

Primary mineralization consists of gold, and to a lesser extent silver, associated with the skarn zones spatially related to the intrusive. As noted in the paragenetic mineral sequence the sulfides, iron oxides, and gold are directly associated with retrograde activity. Although sulfides are not commonly observed the abundance of iron oxide indicates that their presence was considerable prior to becoming oxidized. Gold values are often associated with jasperoid that appears to have been post-retrograde. Jasperiod can occur along fractures, in veins, and narrow lenses within the limestone or marble. Jasperoid outcrops from 1m to greater than 30m in thickness have been mapped, although core intercepts generally show that much narrower zones, less than 5m, generally exist. Gold assays in jasperoid have produced grades greater than 12g/t but not all jasperoid contains appreciable gold values, although they are generally strong anomalous (>100ppb). The greater thicknesses of jasperoid observed at the surface, versus what is found in drill core, may indicate that the more pervasive silica flooding represents the top of the hydrothermal system during jasperoid development.

Intense argillic and/or potassic alteration (clays) and epidote development is common within the intrusive near the skarn contact. Although locally anomalous gold may be associated with this zone, the values are generally less than 0.5 g Au/t and thus far appear to be of little economic importance.

Drilling

Exploration drilling at the Esperanza Gold Project has been completed by both RC and diamond coring methods.

During July 1998, Teck completed four diamond drill holes totaling 822 meter and ESM drilled an additional 64,809m from February 2005 through June 2012.  ESM completed five separate drill programs referred to as phases 1, 2, 3, 4 and 5.  The objective for drilling during phases 1 and 2 was to identify exploration targets that would be of sufficient size and grade to justify detailed delineation drilling.  Phase 3 drilling was mostly undertaken to obtain adequately spaced data that could be used for an initial resource estimate, with a focus on the Southeast Zone (SEZ).  The phase 4 drill program was designed to delineate the resource associated with the Las Calabazas zone and a portion of the SEZ.  Phase 5 drilling provided adequate definition of the various mineralized zones in order to upgrade resource estimates to dominantly measured and indicated categories adequate for undertaking project feasibility analysis. Significant drill hole intervals intersected by ESM have been publicly reported by news release as they have become available.  All exploration drilling to date is summarized in the table below.

Summary of Drilling as of June 2012:

Drilling Method	Metres	Holes
Reverse Circulation	41,987	241
Diamond Core	22,822	121
Total	64,809	362
Teck Core Drilling 1998	822	4
ESM Phase 1 Core Drilling	1,168	8
ESM Phase 2 Core Drilling	3,672	23
ESM Phase 3 Core Drilling	6,987	35
ESM Phase 3 RC Drilling	19,464	106
ESM Phase 4 RC Drilling	9,469	74
ESM Phase 5 Core Drilling	10,173	61
ESM Phase 5 RC Drilling	13,054	51
Total	64,809*	362

* Total includes abandoned holes that were re-drilled to reach target area and two core holes used for metallurgical test work.  Abandoned holes were not assayed.

All drill hole locations have been surveyed using a GPS Trimble 4600 LS or similar survey instrument which gives locations to within 0.05 meter accuracy. Down-hole orientation surveys, utilizing a Reflex survey tool, were taken approximately every 50 meters where ground conditions permitted.

From February 2005 through June of 2012 ESM completed 22,822 meters of core and 41,987 meters of RC drilling in 121 and 241 holes, respectively.  Three distinct target areas where drilled including the West (WZ), Las Calabazas (LCZ), and the Southeast Zones (SEZ).  All three zones have had a significant amount of drilling and the resource is well defined with the majority of it being categorized as measured and indicated.

Drill hole locations were initially located by hand held GPS units and were assumed to be within 5m of the recorded north and east coordinates.  Collar elevations were estimated from 1:50,000 scale Carta Topográfica maps obtained from the Instituto Nacional de Estadística Geografía e Informática (“INEGI”).  Subsequently, all drill hole collars have been surveyed with a GPS TRIMBLE 4600 LS establishing locations within ±0.5cm accuracy.  The grid coordinate system used is UTM NAD 27, zone 14 (Mexico).  All holes are marked with a cement monument engraved with the hole number, inclination, and direction drilled.

Orientation of the holes relative to the mineralized intercepts may be variable and so it is not possible to relate the interval lengths to a true thickness. However, based on geological interpretations the interval length and true width appear to be reasonably close in most instances.

Drill holes DHE-05-01 through -08 resulted in the initial discovery and partial definition of the West Zone.  Drilling was completed by Layne Drilling de Mexico S.A. de C.V. utilizing a Hagby Onram 2000 long feed frame drill.  All holes were drilled using NQ2 core size and down-hole surveys were taken at approximately 50m intervals using an ACCU-SHOT single shot camera.  Survey data included drill-hole inclination and bearing.

Drill holes DHE-06-09 through-31 resulted in the initial discovery and partial definition of the Southeast Zone of mineralization (DHE-06-09 was drilled in the West Zone).  Drilling was completed by Major Drilling de Mexico, S.A. de C.V. utilizing a UDR 200 diamond drill.  All holes were drilled using HQ core size although two holes were reduced to NQ due to poor ground conditions.  Down-hole surveys were completed for all holes, except for DHE-06-30, which was abandoned at 24m (replaced by DHE-06-30A), and DHE-06-24, which only has one survey at the bottom.  Down-hole surveys were obtained at approximately 50m intervals using a Reflex EZ-Shot instrument.  Survey information recorded included hole inclination and bearing deviation as well as magnetic field data.  Total deviation of the drill-hole inclination and bearing was generally less than 2 degrees.

Core drill holes DHE-06-32 through -66 and RC holes RCHE-07-01 through -78 and RCHE-08-79 through -101 representing 6,987 meters of core and 19,464m of RC drilling were completed for a total of 26,451 meters during phase 3 exploration.  Core drilling was completed by Intercore Perforacionestet, S.A. de C.V. and Sierra Drilling International, S.A. de C.V.  Most holes were drilled using HQ core size however several were reduced to NQ due to poor ground conditions.  RC drilling was completed by Diversified Drilling, S.A. de C.V. and Layne de Mexico, S.A. de C.V.  RC hole diameters ranged from 4.5 to 5.0 inches.  Down-hole surveys were completed for all holes unless ground conditions became unstable and the risk of losing the survey tool became high.  Down hole surveys were obtained at approximately 50 meters intervals using a Reflex EZ-Shot instrument.  Survey information recorded included hole inclination and bearing deviation.

All drilling during the phase 4 drill campaign were completed by RC methods including 74 holes, RCHE-09-102 through-116 and RCHE-10-117 through-174, totaling 9,469 meters.  The RC drilling was completed by Major Drilling de Mexico, S.A. de C.V. utilizing a Prospector 750 drill with a compressor booster.  The holes were drilled using a 5-inch diameter bit, drilled under dry conditions, and down-hole surveys were completed using a Reflex EZ-Shot survey instrument.  Survey information recorded included hole inclination, bearing deviation and magnetic variances.

Drilling completed during the phase 5 program consisted of both RC and core drilling methods.  RC drilling included 51 holes, RCHE-11-175 through- 232 and RCHE-12-233 through -239, totaling 13,054 meters.  The RC drill program was completed by B.D. Drilling Mexico, S.A. de C.V. utilizing a Max-Cat 24 drill rig equipped with an auxiliary booster and compressor.  Drill hole diameter was approximately 5.5 inches and drill holes were completed predominantly under dry conditions.

Core drilling included holes DHE-12-67 through -235 of which 61 holes totaling 10,173m were used in the for resource estimation and some were geotechnical and metallurgical test holes.  Major Drilling de Mexico, S.A. de C.V. completed all core drilling utilizing a Major 50 and UDR-200 drill.  Core sizes varied from PQ for metallurgical test holes to HQ or NQ for geotechnical or exploration drill holes.

Down-hole surveys were completed for both the core and RC programs, using a Reflex survey instrument that recorded hole inclination, bearing deviation and magnetic variances.

Sampling and Analysis

The Esperanza Gold Project has had sampling programs carried out by RCS, Teck and ESM since project inception. Sampling has been mostly restricted to the central portion of the project area within and adjacent to the intrusive identified near the Esperanza Gold Project. Most samples have been taken along or near the intrusive contact where the gold skarn zone is intermittently exposed at the surface. Numerous sample methods have been used including selective rock chip, channel, soil, core, and RC chip sampling.

ESM has collected over 27,600 samples since acquiring the Esperanza Gold Project including 84 soil, over 700 selective outcrop, float, or channel, and 26,859 core and RC samples. In general, soil, outcrop and channel samples were collected while undertaking detailed geological mapping programs in order to identify specific targets that would merit exploration drilling.  Subsequently, both core and RC drill programs were implemented to partially evaluate a few of the areas characterized by anomalous gold geochemistry.

A small area along the northwestern flank of the Esperanza Gold Project contained scattered jasperoid float material with strong gold and silver geochemical values although no rock outcrops are present in the immediate area. In order to determine if the source of the mineralized float was from a subsurface skarn zone a soil sample grid covering an area 500m by 300m was designed to analyze soil geochemistry. Four lines spaced at 100m intervals, each 500m in length, were sampled on 25m centers along each line. The lines were laid out perpendicular (N55°W) to the local trend (N35-40°E) of identified gold skarn zones. Soil was extracted at approximately a 0.25m depth and sieved through a 20-mesh screen to obtain a 1kg to 2kg sample that was sent for geochemical analysis.  Values for the gold and silver geochemical results show a weak anomaly in the southeast portion of the grid. The significance of the apparent anomalies is not known at this time and either additional soil sampling or drilling may be required to determine if a gold skarn target exists.

While geological mapping, small outcrops and areas containing scattered rock fragments were sampled in order to identify geochemical trends for gold and/or silver.  These samples (62) were generally selective chip samples of jasperoids and skarn and may not be representative of the underlying mineralized skarn zone. Each sample site is considered as point data and therefore no width is assigned to the sample. Nevertheless, identifying mineralized gold/silver trends based on this type of sampling has proven to be worthwhile in establishing drill targets where continuous outcrops are not exposed due to being covered by alluvium, caliche, or other material. All sample locations were recorded using handheld GPS units with ±5m accuracy.

The gold skarn zone is locally exposed at the surface due to either excavated trenches or naturally occurring outcrops. Gold skarn outcrops represented by jasperoids and/or weakly to moderately silicified skarn are generally more resistant than other types of mineralization. Approximately 285 continuous channel samples have been collected.  Representative chip samples, normally 1m to 2m long, were collected perpendicular to the strike of the gold skarn strike. Sample widths are not corrected to true width but rather are based on geological breaks or taken on pre-established intervals. The samples are assumed to be unbiased and geochemical results are therefore representative of the rocks exposed. Visual observations of gold grades in channel samples relative to nearby core samples appear to have good correlation. Channel samples are located by hand-held GPS units with ±5m accuracy.

ESM has completed 22,822m of diamond drilling which was completed between February 2005 and June of 2012. A total of 121 holes were drilled and sampled. Samples were initially based on geological contacts and sampled lengths ranged from less than 1m up to 2m. It became apparent that the gold mineralization extended across some geological boundaries and therefore the sampling protocol was changed to an interval length of 1.5m that is coincident with the sample length for RC drilling. Sample protocol for drill core is as follows:

•

Each hole is photographed prior to being disturbed;

•

A detailed geological log is completed that includes graphic columns depicting rock types, alteration, and mineralization, followed by detailed descriptions for each geological interval;

•

Percent recovery and RQD is calculated and recorded;

•

Specific gravity is calculated and recorded for representative rock types at approximately 2m intervals;

•

All intervals are cut in half using a masonry saw and one-half of the core is saved for future reference and the other half is sent for geochemical analysis; and

•

All sampling is supervised by onsite geologists in order to ensure sample integrity.

ESM completed 41,987m of RC drilling between January 2007 and June 2012.  A total of 241 holes were drilled and sampled. Two different RC sample collection methods were employed depending on if the drilling was completed dry or wet. All holes were collared dry and adequate sample recovery was generally good to depths of around 60m during the phase 3 drill program. In general, for phase 3 drilling, water was injected into the hole in order to improve or maintain sample recovery due to more difficult drilling conditions as a result of varying mineralogical alteration products and rock fracturing that is commonly associated with the gold skarn zone. The utilization of a compressor booster for the phase 4 and 5 drilling programs allowed for all holes to be drilled dry with very good recoveries.  All RC holes were sampled continuously at 1.5m intervals. Each interval was split in half using an adjustable riffle splitter resulting in duplicate samples for each interval. One sample was sent to the primary laboratory for analysis and the other was transferred to a secure storage building. After each run the riffle splitter and trays were cleaned with water and air to prevent any contamination of samples. Chips are taken from the storage duplicate and placed in a chip tray for drill hole logging purposes. Sample protocol for RC drill holes is as follows:

•

Representative chips collected for each 1.5m interval placed in trays and photographed after each hole is completed;

•

 A detailed geological log is completed that includes graphic columns depicting rock types, alteration, and mineralization, followed by detailed descriptions for each geological interval;

•

Sample intervals are based on 1.5m intervals;

•

All intervals are split in half resulting in two samples of which one is put into storage and the other is sent for geochemical analysis; and

•

All sampling is supervised by onsite geologists in order to ensure sample integrity.

During the analytical process ESM implemented protocols to ensure results were within acceptable accuracy limits. To check the accuracy of geochemical results ESM inserted a series of standards, blanks and duplicates that totaled approximately 10% of the samples submitted. In addition, ESM has had original pulps checked by secondary laboratories, implemented analytical studies to check gold distribution for various size fractions of sampled material, RC fines overflow analysis, and compared sample variability by analyzing a second pulp from the original rejects or sampled material (A/B splits).

It is in the authors’ opinion that the adequacy of sampling, sample preparation, security and analytical procedures were conducted by reputable personnel and in accordance with standard industry practice. Sampling methods, sample preparation and analytical procedures are appropriate for the type of mineralization recognized at the Esperanza Gold Project.

Both internal and external laboratory quality control procedures, sampling method and handling protocols meet or exceed standard industry practice. Geochemical and/or assay results are added to the database by a computer program that uses the unique sample identification number to download the data and tie it to its appropriate location, sample type, interval, and other pertinent information eliminating manual data entry error. ESM runs routine checks for data verification that include the following:

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Check and review drill site locations and surveyed coordinates;

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Examination of assay certificates and ~10% spot check of results input into the database;

•

Continual review of QA/QC procedures and results;

•

Validation of the database to check for inconsistencies such as missing intervals, out of sequence records, duplicate sample numbers, or typographical errors;

•

Comparison of drill logs to database information for lithology, sample numbers and other pertinent information;

•

Review and check of geological plan and cross-section maps with database information; and

•

Frequent project site visits and review of procedures and results derived from ongoing exploration drilling, mapping, sampling and other related activities.

The authors of the Report believe that the data verification procedures are adequate and the results reported are reliable.

Security of Samples

All sample preparation for geochemical analyses was done by ALS Chemex, a global mining and exploration analytical services company. ALS Chemex maintains a stringent Quality Assurance and Quality Control (QA/QC) program that reports internal analysis of blanks, duplicates, secondary and standard reference material data to ensure the accuracy of their results.

Samples collected by ESM are taken under the direct supervision of experienced geologists and transported to a secured storage facility until shipped to the analytical laboratory. Up until January 2006 samples were delivered by ESM personnel to Cuernavaca and shipped via freight (bus) directly to ALS Chemex’s preparation facility in Guadalajara where ALS Chemex assumed custody of the samples. During January 2006 the procedure was changed and arrangements were made for ALS Chemex or RGM to take custody of the samples at the ESM secure storage facility and transport them directly to the ALS Chemex Guadalajara preparation laboratory.

Sample bags are clearly marked with the sample number on the outside of the bag and on a waterproof tag inside the bag. Assay pulps and sample reject material are temporarily stored by ALS Chemex at their preparation facilities in Guadalajara until returned to the secure storage facility at the project site.

Mineral Resource and Mineral Reserve Estimates

The Esperanza Gold Project gold-silver mineral resource was estimated by Riaan E. Herman, an independent qualified person, as defined by NI 43-101, who generated the reports on the modeling procedures and assumptions, grade estimation parameters and resulting mineral resource estimates and classification covered in this section (and in the corresponding section of the Report).

The 2012 mineral resource estimate is an update to the Esperanza Gold Project resources reported in January 2012 with additional drilling taken into account. The Esperanza Gold Project geologic and resource models were based upon independent checks and assessment of the drill data, quality assurance/quality control results, and geologic interpretation of the gold-silver mineralized zones resulting in some degree of interpretation and interpolation changes.

The Esperanza Gold Project geologic model and gold-silver resource estimates were based upon the drill hole database provided by ESM in June 2012. The database represents 64,809 total metres of drilling in 362 drill holes, including 22,822 metres in 121 core holes and 41,987 metres in 241 reverse circulation holes, details of which are described in full detail in section 10 of the report. The 2012 drilling represents a 51% increase over the premilinary economic assessment (“PEA”) 2011 drill total of approximately 41,500 meters. The data was provided digitally by surveyed drill collars in UTM metres, down-hole surveys, assays consisting of gold, silver and multi-element geochemistry, and detailed geologic logs.

The deposit is essentially a low grade deposit with some very high grade intercepts. Because of this there is high variability in samples in each of the domains. Cutting is necessary to cap the outlier drill assays for the mineralized domains and to limit the influence that these higher grade samples have on the interpolated grades. During the compositing, top cut assay values were defined for each of the elements in each geological domain based on statistical analysis of cumulative frequency and normal distribution plots, percentile checks, 95% confidence interval comparison and probability plots. Each one of these parameters gives a different top cut, from which one is chosen that best reflects a combination of all selected criteria.

Compositing is necessary to ensure that no sample bias occurs based on different sample lengths, as well as to decrease the variance while not effecting average grades drastically. The variability expressed as the variance/standard deviation of coefficient of variation. There are two methods in decreasing the variance; one is by compositing the data and therefore reducing the variability of using a top cut and thereby reducing the effect of outlier data. Appropriate composite lengths will have a vast majority of data falling below the composite length, thereby decreasing variance values for a given population distribution and little change to the average of the sample population. The lower the variance, the better the special statistics and the more confidence that can be given to the interpolation grade. The average assay interval length was determined and consequently a composite length of 1.5m was calculated. A composite length of 2m was chosen representing a quarter of the assumed 6m bench height.

The Esperanza Gold Project resources were tabulated for the block model with the defined gold and silver mineralized zones at a 0.3g/t gold equivalent cutoff. The 0.3g/t cutoff is taken as the minimum grade that would potentially be considered for an oxide open pit operation. The primary variables used for reporting include: ordinary kriged gold and silver in g/t, gold equivalent g/t directly calculated from estimated gold and silver grades, tonnage reported as metric tonnes and resource category. Additional unit conversions for reporting include gold, silver and gold equivalent troy ounces.

The Esperanza Gold Project Resources reported at 0.3g/t gold equivalent cut-off:

Classification (+0/3 Au Eq)	Volume	Tonnes	Au	Ag	Au Eq	Au Oz	Ag Oz	Au Eq Oz
Measured Indicated	11,742,875 7,656,563	30,359,337 19,976,179	0.97 0.82	9.63 10.3	1.06 0.92	946,793 526,644	9,399,605 6,615,165	1,034,640 590,869
Measured and Indicated	19,399,439	50,335,516	0.91	9.90	1.00	1,473,437	16,014,769	1,625,509
Inferred	3,040,188	7,970,472	0.66	10.90	0.77	169,129	2,793,197	197,318

Notes:
(1) Resources calculated at a Au Eq cut-off of 0.3 g/t. Price $1200 for Au and $22.50 for Ag. Recoveries 68% for Au and 35% for Ag.
(2) Totals may not sum to 100% due to rounding.

The measured resource category accounts for 52% of the total resource tonnage and indicated accounts for 34%. The inferred resource category accounts for 14% of the total resource tonnage. The measured resource category has 57% of the gold equivalent ounces whereas the indicated accounts for 32% and the inferred category, 11%.

The Esperanza Gold Project does not have any mineral reserves and the work being done by the Company is exploratory and development in nature.

Mining Operations

Not applicable.

Exploration and Development

Ongoing drilling program that would continue to refine existing resource and verify inferred resource as either measured or indicated including extensions in depth and to the South West.

Feasibility: $1.2 million remaining.

Permitting: $1.1 million remaining.

Based on the results of the preliminary economic assessment prepared by Golder Associates and the updated mineral resource estimate which is the subject of the Report, DMT Geosciences recommends that the Esperanza Gold Project be moved forward to the permitting stage and that preliminary mine plans be developed.

Preliminary Economic Assessment

In January 2012, the Company announced the results of its amended PEA for the Crush option and the ROM option.   The production assumption is a 7,300,000-ore-tonnes-per-year processing using conventional open pit, drill, blast, loan, and haul mining techniques and resulting in a 6-year mine life.  Total capital costs (including working capital) for the Crushing option is estimated at USD$134.2 million (USD$120.2 million for the ROM option).  Total operating costs for the six year mining and operation life for the Crushing option is estimated at USD$332.1 million (USD$279.1 million for the ROM option).  On a cash cost per ounce per basis (net of silver credits), the costs are $499 per ounce for the Crushing option ($477 per ounce for the ROM option).

Preliminary economics include mining, processing, refining and transportation, general and administration costs resulting in the following:

Case	After-Tax Cash Flow (USD$ x 106)	After-Tax NPV at 5% Discount Rate (USD$ x 106)	Internal Rate of Return (IRR)	Payback Period (Years)
Crush Option	185.8	122.0	26%	3.6
ROM Option	161.1	106.5	27%	3.5

Closing costs of USD$2million were estimated as a lump sum based on similar size operations. Sensitivities to NPV (10%) were run against changing recovery, capital costs, operating costs, and gold price.  Base case assumptions are:

•

Base metal prices were set at $1,150 per oz gold and $21 per oz silver

•

Base Au recovery was set at 75%

•

Base Ag recovery was set at 25%

The results demonstrated:

•

The project is most sensitive to changes in recovery and gold price

•

The project is least sensitive to changes in CAPEX costs

•

A decrease in the gold price to about $870 per ounce produces a zero NPV at a 10% discount rate in the base case

•

An increase of about 56% in operating costs produces an NPV equal to zero at a discount rate of 10%

•

A decrease in recovery of about 24% of Au will produce an NPV of zero at a 10% discount rate

The PEA is preliminary in nature and is based on a number of assumptions that may be changed in the future as additional information becomes available. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The PEA includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. The PEA is not based on and has not been amended to reflect the updated resource estimates published by the Company on September 11, 2012

Risk Factors

The operations of the Company are speculative due to the nature of its business which is the investment in the exploration and development of mining properties.  These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Risks Relating to the Company

Dependence on One Mineral Project

Esperanza’s only material mineral property is the Esperanza Gold Project.  As a result, unless the Company acquires additional properties or projects, any adverse developments affecting this project or the Company’s rights to develop this property could materially adversely affect the Company’s business, financial condition and results of operations.

Uncertainty of Mineral Resource Estimates

There are numerous uncertainties inherent in estimating mineral resources and mineral reserves and the future cash flows that might be derived from their production. Accordingly, the figures for mineral resources contained in this Annual Information Form are estimates only. The estimation of mineralization is a subjective process and the accuracy of estimates is a function of quantity and quality of available data, the accuracy of statistical computations, and the assumptions and judgments made in interpreting engineering and geological information. In respect of mineral resource estimates, no assurance can be given that the anticipated tonnage and grades will be achieved, that the indicated level of recovery will be realized or that mineral resources will be upgraded to mineral reserve categories or mined or processed profitably. In addition, in respect of future cash flows, actual cash flows may differ materially from estimates. Estimates of mineral resources, and future cash flows to be derived from the production of such mineral resources necessarily depend upon a number of variable factors and assumptions, including, among others, geological and mining conditions that may not be fully identified by available exploration data or that may differ from experience in current operations, historical production from the area compared with production from other producing areas, the assumed effects of regulation by governmental agencies and assumptions concerning metal prices, exchange rates, interest rates, inflation, operating costs, development and maintenance costs, reclamation costs and the availability and cost of labour, equipment, raw materials and other services required to mine and refine the ore. Estimates may have to be recalculated based on changes in mineral prices or further exploration or development activity. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence estimates. Market price fluctuations for minerals, increased production costs or reduced recovery rates, or other factors can adversely affect the economic viability of a project. There can be no assurance that mineral recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during productions. For these reasons, estimates of the Company’s mineral resources in this Annual Information Form, including classifications thereof based on probability of recovery and any estimates of future cash flows expected from the production of those mineral resources may vary substantially. The actual volume and grade of mineral resources mined and processed and the actual cash flows derived from that production, may not be as currently anticipated in such estimates. If the Company’s actual mineral resources or cash flows are less than its estimates, its results of operations and financial condition may be materially impaired and there could be an adverse effect on the value of the securities of the Company.

Uncertainty of Inferred Mineral Resources

Inferred mineral resources that are not mineral reserves do not have demonstrated economic viability and are considered too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. The estimates of mineral resources contained in this Annual Information Form contain estimates of inferred mineral resources.  Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that the estimated tonnage and grades as stated will be achieved or that they will be upgraded to measured and indicated mineral resources or proven and probable mineral reserves as a result of continued exploration.

Title to Properties

The Company’s mineral property interests may be subject to prior unrecorded agreements or transfers or other land claims and title may be affected by undetected defects. There may be valid challenges to the title of the Company’s properties, which, if successful, could cause the Company to lose its rights and impair development and/or operations. In addition, mineral properties may be leased and may be subject to defects in title. This could result in the Company not being compensated for any prior expenditures relating to its properties. While the Company intends to take all reasonable steps to maintain title to its mineral properties, there can be no assurance that it will be successful in extending or renewing mineral rights on or prior to expiration of their term. No assurances can be given that title defects to the properties in which the Company has an interest do not exist. If title defects exist, it is possible that the Company may lose all or a portion of its right, title and interest in and to the properties, which would have an adverse impact on the Company.

Permits and Licenses

The Company will require a number of permits and licenses from various levels of governmental authorities in connection with its current development program at the Esperanza Gold Project as well as conducting future operations at the Esperanza Gold Project. Necessary permits and licenses including surface rights access and use, environmental impact authorization, forestry land use change authorization, concession for the use of national waters, concession for the occupation of national assets, discharge permit, hazardous waste register, land use license, and a permit for the use of explosives, will be required in order to proceed to development.

The Company is taking a proactive approach to obtaining necessary permits by, for example, planning to seek future operations permits based on environmentally responsible mining practices. Government approvals, approval of members of surrounding communities and permits and licenses are currently and will in the future be required in connection with the operations of the Company. The Company cannot be certain that it will receive the necessary permits, licenses and approvals or on acceptable terms required to conduct exploration and to develop any properties that it may acquire from time to time. The failure to obtain such permits, licenses or approvals, delays in obtaining such permits, licenses or approvals, failure to comply with such permits, licenses or approvals, or challenges to issuance by third parties could increase the Company’s costs and delay its activities, and could adversely affect the business or operations of the Company. To the extent such permits, licenses or approvals are required and not obtained, or not obtained on a timely basis, the Company may be curtailed or prohibited from continuing mining operations or from proceeding with planned exploration or development of mineral properties.

Certain site areas of the Esperanza Gold Project have been reviewed by Instituto Nacional de Antropología e Historia (“INAH”). Certain areas are currently categorized as “areas for further study” and the Company has commenced the process with INAH to have these areas reviewed. There is no assurance that these areas under review will be moved into the category of “areas released for mining”.  The Company has designed a general layout for mine infrastructure and the leach pad facility which conforms to these restrictions.

Risks Relating to Inadequate Infrastructure

Exploration, development and ultimately mining and processing activities depend to one degree or another, on the availability of adequate infrastructure. Reliable air service, roads, power sources and water supply are significant contributors in the determination of capital and operating costs. Inadequate infrastructure could significantly delay or prevent the Company exploring and developing its project and could result in higher costs. While the Company does not currently experience any limitations with respect to infrastructure concerns, there is no guarantee that this will always be the case.

Foreign Operations

The Company’s only material mineral property is located in Mexico and the Company’s operations are therefore subject to Mexican federal and state laws and regulations. The risks normally associated with the conduct of business in foreign countries include various levels of political, economic and other risks and uncertainties. Such risks may include, but are not limited to: local economic instability, restrictions on foreign ownership and activities, limitations on repatriation of earnings or other currency controls, limitations on silver or gold exports, labour unrest, invalidation of governmental orders and permits, corruption, sovereign risk, war (including neighbouring states), civil disturbances and terrorist activity, unanticipated changes in laws or policies, the failure of foreign parties to honour contractual relations, foreign taxation, delays or inability to obtain necessary governmental permits, and opposition to mining from environmental or other nongovernmental organizations. These risks may limit or disrupt the Company’s consolidated operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

The Company believes that the current attitude of the Mexican government to foreign investment is favourable, however shifts from the current regulatory, economic and political climate cannot be predicted and could have an adverse effect on the affairs of the Company.

Furthermore, the Company may acquire or invest in additional properties located in less stable jurisdictions in the future and, as such, the operations of the Company are and may increasingly be exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to: terrorism; hostage taking; military repression; fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; challenges by third parties; illegal mining; changes in taxation policies; and changing political conditions and governmental regulations, including changing environmental, mining and property rights legislation.

Government Regulation

Operations, development and exploration on the Company’s properties are affected by government regulations relating to matters such as environmental protection, health, safety and labour, mining law reform, tax increases, maintenance of claims, tenure, and expropriation of property. There is no assurance that future changes in such regulations, if any, will not adversely affect the Company’s operations. The activities of the Company require licenses and permits from various governmental authorities. While the Company currently has been granted the requisite licenses and permits to enable it to carry on its existing business and operations, there can be no assurance that the Company will be able to obtain all the necessary licenses and permits which may be required to carry out exploration, development and mining operations for its projects.

Surface Rights

The Company has entered into a surface rights agreement with the communal landowners for the Esperanza Gold Project.  The agreement is structured as a surface lease and has an initial term of 15 years, applying to substantially all of the land required for the Esperanza Gold Project and provides for continued exploration and development as well as the planned construction and operation of a mine.  The Company may require additional surface rights to exploit the resources on its properties. The Company may need to negotiate with private landowners and ejidos for the additional surface rights it may require. Surface rights may also be regulated and restricted by applicable law. There is no assurance that the Company will be able to obtain the required surface rights to allow it to develop its properties and establish commercial mining operations.

Environmental Risks and Other Hazards

All phases of a company’s mining operations are typically subject to environmental regulation in the various jurisdictions in which the Company operates. Environmental legislation in many countries is evolving and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time. Mining involves various other types of risks and hazards, including: industrial accidents; metallurgical and other processing problems; unusual or unexpected rock formations; structural caveins or slides; flooding; fires; metals losses; and periodic interruptions due to inclement or hazardous weather conditions. These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury, delays in mining, increased production costs, monetary losses and possible legal liability. The Company may be subject to liability for clean-up work.

Commodity Prices

The price of the Common Shares and the Company’s financial results may be significantly adversely affected by a decline in the price of metals. The price of metal commodities fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control such as the sale or purchase of commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major metal-producing countries throughout the world.

Community Relations

The Company’s relationship with the communities in which it operates are critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities.

Certain governmental and non-governmental organizations, some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices, including the use of cyanide and other hazardous substances in processing activities. Adverse publicity generated by such governmental and non-governmental organizations or others related to extractive industries generally, or the Company’s operations specifically, could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in which it operates. While the Company is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk.

Dividend Policy

No dividends on the Common Shares have been paid by the Company to date.  The Company anticipates that it will retain all earnings and other cash resources for the foreseeable future for the operation and development of its business.  The Company does not intend to declare or pay any cash dividends in the foreseeable future.  Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition and current and anticipated cash needs.

Conflicts of Interest

Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such directors and officers to be in a position of conflict.  Any decision made by any of such directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders.  In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws.

Security

Civil disturbances and criminal activities such as trespassing, illegal mining, theft and vandalism can cause disruptions at certain of the Company’s operations. Affected sites have taken measures to protect their employees, property and production facilities from these risks. The measures that have been implemented by the Company will not guarantee that such incidents will not continue to occur and such incidents may halt or delay production, increase operating costs, result in

No History of Revenue

Esperanza’s only source of income to date has been interest income earned on excess cash. There is no guarantee that Esperanza will enter into profitable agreements with mining companies and earn revenue from operations.

The Company is in the business of exploring for, with the ultimate goal of developing and producing, minerals from the Esperanza Gold Project property and other properties in which the Company may in the future acquire an interest.  The Esperanza Gold Project Property has not commenced commercial production and the Company has no history or earnings or cash flow from its operations.  As a result of the foregoing, there can be no assurance that the Company will be able to develop any of its properties profitably or that its activities will generate positive cash flow.  The Company will not have paid any dividends and it is unlikely to enjoy earnings or pay dividends in the immediate or foreseeable future.  The Company will have limited cash and other assets.  A prospective investor in the Company must be prepared to rely solely upon the ability, expertise, judgment, discretion, integrity and good faith of the Company's management in all aspects of the development and implementation of the Company's business activities.

Competition

The mineral exploration and development industry is highly competitive.  The Company competes with other domestic and international mineral exploration companies that have greater financial, human and technical resources.

In addition, there is no assurance that a ready market will exist for the sale of commercial quantities of ore.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or losing its investment capital.

Reliance on Key Individuals

The Company's success depends to a certain degree upon certain key members of the management.  It is expected that these individuals will be a significant factor in the Company's growth and success.  The loss of the service of members of the management could have a material adverse effect on the Company.

PEA

This AIF includes a discussion on the Company’s PEA with respect to the Esperanza Gold Project. As disclosed herein, the Company has, since the date of the PEA, disclosed a new updated mineral resource estimate for the project.  Although the PEA represents useful, accurate and reliable information based on the information available at the time of its publication, and provides an important indicator as to the economic potential of the Esperanza Gold Project, the PEA is based on mineral resource estimates published in September 2011, which do not reflect exploration conducted since their effective date, and the PEA does not reflect the latest mineral resource estimate published by Esperanza on September 11, 2012. Certain assumptions used in the PEA, some of which relate to the September 2011 mineral resource estimate, may have changed from those used for the new resource estimate, causing a variation of parameters. Moreover, the updated mineral resource estimate may have an impact on Esperanza’s plans on how it intends to develop the deposit.

The PEA is partly based on inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA based on these mineral resources will be realized. The results depend on inputs that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.  The reader should review carefully the technical report, relating to the PEA which can be found on SEDAR at www.sedar.com.

DIVIDENDS AND DISTRIBUTIONS

The Company currently intends to retain future earnings, if any, for use in its business and does not anticipate paying dividends or declaring distributions on the Common Shares in the foreseeable future.  Any determination to pay any future dividends or declare distributions will remain at the discretion of the Company’s Board of Directors and will be made taking into account its financial condition and other factors deemed relevant by the board.  The Company has not paid any dividends or declared any distributions since its incorporation.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Company consists of an unlimited number of Common Shares.  As of March 18, 2013, 78,846,321 Common Shares are issued and outstanding.

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings.  Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election.  Holders of Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Company’s board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro-rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Common Shares with respect to dividends or liquidation.  The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

MARKET FOR SECURITIES

Trading Price and Volume

Common Shares

The Common Shares are listed and posted for trading on the TSX-V under the symbol “EPZ”.  The following table sets forth information relating to the trading of the Common Shares on the TSX-V for the months indicated.

Fiscal 2012	High ($)	Low ($)	Volume

December 2012	1.50	1.27	3,486,916
November 2012	1.59	1.35	2,268,630
October 2012	1.70	1.44	3,730,547
September 2012	1.69	1.35	3,177,920
August 2012	1.35	1.15	3,128,226
July 2012	1.22	1.03	2,394,150
June 2012	1.22	0.99	1,241,829
May 2012	1.40	1.01	1,734,368
April 2012	1.54	1.22	406,025
March 2012	1.66	1.27	682,928
February 2012	1.75	1.52	1,564,604
January 2012	1.82	1.19	1,277,553

The price of the Common Shares as quoted by the TSX-V at the close of business on March 18, 2013 was $1.20.

Warrants

The Company has a class of common share purchase warrants (the “Warrants”) that are listed and posted for trading on the TSX-V under the symbol “EPZ.WT”.  The Warrants commenced trading on the TSX-V on June 26, 2012.  The following table sets forth information relating to the trading of the Warrants on the TSX-V for the months indicated.

Fiscal 2012	High ($)	Low ($)	Volume

December 2012	0.55	0.50	17,800
November 2012	0.58	0.55	5,400
October 2012	0.64	0.58	57,500
September 2012	0.74	0.425	139,500
August 2012	0.49	0.44	121,00
July 2012	0.44	0.40	23,000
June 26 to June 30, 2012	-	-	-

The price of the Warrants as quoted by the TSX-V at the close of business on March 18, 2013 was $0.30.

Prior Sales

On June 13, 2012 the Company granted 2,800,000 share purchase options to certain directors, officers, employees and consultants with an exercise price of $1.25 and an expiry date of June 12, 2017. Of this grant, 600,000 of the options vest at the rate of 200,000 every 6 months from the grant date and the remainder vest at the rate of 733,333 options at each anniversary of the grant date, over three years.

Also on June 13, 2012, the Company issued 3,225,000 restricted share units (“RSUs”) to executive management pursuant to the Company’s restricted share unit plan.  The RSUs vest one-third each year for three years and expire June 12, 2017.  RSUs may be redeemed by the Company on or within 30 days after the redemption date for cash or common shares of the Company, as determined by the Company.  If the Company determines that any RSUs are to be redeemed for common shares of the Company, the eligible person will be entitled to receive, and the Company will issue, a number of common shares equal to the fair market value of the RSUs (net of any applicable statutory withholdings) that have vested on the redemption date.

On August 21, 2012, the Company issued 50,000 share purchase options to an officer of the Company with an exercise price of $1.28 and an expiry date of August 21, 2017.

DIRECTORS AND OFFICERS

The following table sets forth the name, province/state and country of residence, position held with the Company and principal occupation of each person who is a director and/or an officer of the Company.

Name, Province/State and Country of Residence	Position(s) with the Company(5)	Principal Occupation

Gregory Smith British Columbia, Canada	President, Chief Executive Officer and Director since May 2012 (4)	Chartered Accountant; President and Chief Executive Officer of Esperanza

William J. Pincus Colorado, U.S.A.	Chairman; Director since September 2002 (4)	Geologist; President and Chief Executive Officer of Global Minerals Ltd.

Brian Bayley (1)(2)(3) British Columbia, Canada	Director since December 1999	Director and Resource Lending Advisor of Sprott Resource Lending Corp.

Marcel de Groot (1)(2)(3) British Columbia, Canada	Director since May 2012	Chartered Accountant; Independent Businessman

Andrew Swarthout (1)(2)(3) Colorado, U.S.A.	Director since May 2012	Director & CEO of Bear Creek Mining Corp.

Laurence Morris Morelos, Mexico	Chief Operating Officer since May 2012(6)	Chief Operating Officer of Esperanza

Kylie Dickson British Columbia, Canada	Chief Financial Officer since August 2012	Chartered Accountant; Chief Financial Officer of Esperanza

Daniel O’Flaherty British Columbia, Canada	Executive Vice President, Corporate Development since June 2012	Executive Vice President, Corporate Development of Esperanza

C. Warren Beil British Columbia, Canada	Corporate Secretary since August 2012	Lawyer; General Counsel for Pathway Capital Ltd.

(1)

Member of the Audit Committee.

(2)

Member of the Compensation Committee

(3)

Member of the Corporate Governance Committee

(4)

Mr. Pincus resigned as President and CEO on May 2, 2012 and was appointed Chairman of the Board of Directors.  Mr. Greg Smith was appointed as President and CEO on May 2, 2012.  In addition Mr. Smith was elected to the Board of Directors on May 2, 2012.

(5)

Directors are elected at each annual meeting of Esperanza’s shareholders and serve as such until the next annual meeting or until their successors are elected or appointed.

(6)

Subsequent to December 31, 2012, Mr. Morris resigned as the Chief Operating Officer of the Company and Mr. Andrew Pooler was appointed as the Chief Operating Officer in his place.

The principal occupations, businesses or employments of each of the Company’s directors and officers within the past five years are disclosed in the brief biographies set forth below.

Greg Smith – President, Chief Executive Officer and Director.  Mr. Smith is currently the President and Chief Executive Officer of Esperanza Resources Corp. Mr. Smith was previously the Chief Financial Officer of Minefinders Corporation (“Minefinders”) until the acquisition of Minefinders by Pan American Silver Corp. in March 2012.  Mr. Smith also worked at Goldcorp Inc. where he oversaw the design and implementation of Sarbanes-Oxley compliance programs and, prior to that, he spent over five years in the mining group at KPMG LLP in Vancouver.

William J. Pincus – Chairman. Mr. Pincus is a Certified Professional Geologist with over 30 years of industry experience.  He is currently the CEO and a Director of Global Minerals Ltd. and has held senior positions in several resource companies including Esperanza (President and CEO), Sunshine Mining Company (Vice President and General Manager for Argentina), FMC Gold (ultimately Meridian Gold) and Atlas Corporation.  Mr. Pincus was also the Executive Vice President of the mining consulting firm, Pincock, Allen and Holt.  Mr. Pincus graduated from the University of Colorado with a B.A. in Geology in 1975 and received an M.Sc. in Geology and an M.Sc. in Mineral Economics in 1981 and 1986, respectively, from the Colorado School of Mines.

Brian Bayley – Director. Mr. Bayley is a Resource Lending Advisor for Sprott Resource Lending Corp. and is also the President and a Director of Ionic Management Corp., a private management company.  Mr. Bayley has held active senior management positions in both private and public natural resources companies and has over 25 years of public issuer experience, both as an officer and a director.  Mr. Bayley holds a MBA from Queen’s University.

Marcel de Groot – Director.  Mr. de Groot has been the President of Pathway Capital Ltd., a private venture capital company, since October 2004.  Mr. de Groot was previously a director of Underworld Resources Inc., until its acquisition by Kinross Gold Corp. in July 2010.  Mr. de Groot has been a director of Esperanza Resources Corp. since May 2012, a director of Keegan Resources Inc. since July 2009, and a director of Sandstorm Metals & Energy Ltd. since March 2010.  He was also the co-founder of Luna Gold Corp. and its Chairman until June 2012.

Andrew Swarthout – Director.  Mr. Swarthout is the Chief Executive Officer of Bear Creek Mining Corporation.  Prior to founding Bear Creek, Mr. Swarthout participated in several deposit discoveries and reserve expansions in North and South America, and many of those projects are now in production.  Mr. Swarthout is also experienced in project permitting and financing, as well as managing prefeasibility and scoping studies.  Mr. Swarthout is also a director of Sandstorm Gold Ltd. and Sandstorm Metals & Energy Ltd.

Laurence Morris – Chief Operating Officer. Mr. Morris is a mining engineer and geologist with more than 30 years of experience in the metals and mining business.  Mr. Morris has broad international experience in construction, operating and planning roles ranging from exploration stage to large scale operating mines in a variety of commodities and countries.  Most recently Mr. Morris held the position of Vice President of Operations for Minefinders Corp.  Prior to joining Minefinders in 2010, Mr. Morris worked in mine management for First Quantum Minerals Ltd. in Zambia and Mauritania.

Kylie Dickson – Chief Financial Officer. Ms. Dickson was the Corporate Controller for Minefinders Corp. from 2007 through to its acquisition in 2012.  Prior to her role with Minefinders, Ms. Dickson was an Audit Manager with the mining group of KPMG LLP where she planned and executed audit and advisory engagements for public mining companies.  Ms. Dickson is a Chartered Accountant and holds a Bachelors of Business Administration from Simon Fraser University.

Daniel O’Flaherty – Executive Vice President, Corporate Development. Prior to his role with Esperanza, Mr. O’Flaherty was a Director in the Investment Banking team of Scotia Capital focused exclusively on the metals and mining sector where he specialized in providing advice to clients on acquisitions, divestitures, mergers and hostile takeover defenses as well as on equity and debt financings.  Mr. O’Flaherty holds a B.Comm, with Honours, from the University of British Columbia.

C. Warren Beil – Corporate Secretary. Mr. Beil is a practicing lawyer and a member of the Law Society of British Columbia.  Mr. Beil is the General Counsel to Pathway Capital Ltd., a private venture capital company.  Mr. Beil was previously an associate lawyer in the Corporate Finance and Securities Practice Group of a national Canadian law firm.  Mr. Beil holds a J.D. from the University of Toronto and a J.D., with Honours, from Bond University on the Gold Coast of Australia.  Mr. Beil also holds a B.A. from the University of Victoria.

As at  March 18, 2013, the directors and executive officers of Esperanza, as a group, beneficially owned, directly and indirectly, or exercised control or direction over 2,237,668 Common Shares, representing approximately 2.8% of the total number Common Shares outstanding before giving effect to the exercise of options or warrants to purchase Common Shares held by such directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as described below, as at the date of this Annual Information Form, no director or executive officer of the Company is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Other than as described below, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, (i) is, at the date of this Annual Information Form, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Other than as described below, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

On August 12, 1997 and September 17, 1998, the Autorité des Marchés Financiers (“AMF”) and the Alberta Securities Commission, respectively, issued a cease trade orders against Esperanza for the failure to file financial statements and pay filing fees.  Mr. Pincus and Mr. Bayley were directors and officers of Esperanza during this time and became aware of the cease trade orders in early 2003.  The financial statements and filing fees were subsequently filed and paid.  The cease trade orders were lifted in Quebec on May 16, 2003 and in Alberta on August 1, 2003.

Mr. Bayley has been a director of American Natural Energy Corp., a company listed on the TSX Venture Exchange, since June 1, 2001.  In June 2003, each of the AMF, BCSC and the Manitoba Securities Commission (“MSC”) issued a cease trade order for the failure of American Natural Energy to comply with the financial statement filing requirements.  The financial statements and filing fees were subsequently filed and the orders were rescinded in August 2003 and September 2003.  Subsequently, during the period between May 2007 and March 2008, each of the BCSC, the Ontario Securities Commission, the Alberta Securities Commission and the AMF issued cease trade orders against American for failure to file its financial statements within the prescribed times.  The cease trade orders were rescinded in October 2008.

Conflicts of Interest

To the best of Esperanza’s knowledge, and other than as disclosed in this Annual Information Form, there are no known existing or potential material conflicts of interest between Esperanza and any director or officer of Esperanza, except that certain of the directors and officers serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of Esperanza and their duties as a director or officer of such other companies.  See “Description of the Business — Risk Factors — Conflicts of Interest”.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

To the best of the Company’s knowledge, there are no material legal proceedings by or against the Company or affecting any of its interest as of the date of this Annual Information Form, nor is the Company aware that any such proceedings are contemplated.

Furthermore, there are no (a) penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during its most recently completed financial year; (b) other penalties or sanctions imposed by a court of regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision in the Company; or (c) settlement agreements the Company entered into before a court relating to securities legislation or with a securities regulatory authority during its most recently completed financial year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No directors, executive officers or principal shareholders of Esperanza or any associate or affiliate of the foregoing have had any material interest, direct or indirect, in any transactions in which Esperanza has participated since incorporation on December 1, 1990, which has materially affected or is reasonably expected to materially affect Esperanza.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. and the register of transfers for the Common Shares is held at its principal office in Vancouver, British Columbia.

MATERIAL CONTRACTS

Other than in the ordinary course of the Company’s business of mineral property evaluation, acquisition and divestiture and exploration, including raising the funds therefor, there are no material contracts that have been entered into by the Company since January 1, 2012 (being the commencement of the Company’s most recently completed financial year) that are still in effect and that require filing under Section 12.2 of National Instrument 51-102.

INTERESTS OF EXPERTS

Keith McCandlish, P.Geol., P.Geo. and Riaan Herman Pr.Sci.Nat., are the qualified persons as defined by NI 43-101 in connection with the Report prepared in accordance with NI 43-101 from which technical information contained in this Annual Information Form has been derived.

The Report is available on SEDAR at www.sedar.com under the Company’s profile and a summary of the report is contained in this annual information form under “Description of the Business – Esperanza Gold Project, Morelos State, Mexico”.

Messrs. McCandlish and Herman did not hold any securities of the Company or of any associate or affiliate of the Company when he prepared the report referred to above or following the preparation of such report nor did he receive any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such report.

Messrs. McCandlish and Herman are not currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

The Company’s auditors, DeVisser Gray LLP, Chartered Accountants, in Vancouver, British Columbia, report that they are independent from the Company in accordance with the Rules of Professional Conduct in British Columbia, Canada.

AUDIT COMMITTEE

The Company’s Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Company’s external auditors.  The committee is also responsible for reviewing the Company’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full board of directors of the Company.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Company’s board of directors.  A copy of the charter is attached hereto as Schedule “A”.

The following are the current members of the Committee:

Marcel de Groot	Independent (1)(2)	Financially literate (1)
Brian Bayley	Independent (1)	Financially literate (1)
Andrew Swarthout	Independent (1)	Financially literate (1)

(1)

As defined by National Instrument 52-110 Audit Committees ("NI 52-110").

(2)

Mr. de Groot is the Chair of the Audit Committee.

Relevant Education and Experience

Set out below is a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

Marcel de Groot – Mr. de Groot is a Chartered Accountant and is a founding partner and the President of Pathway Capital Ltd., a private venture capital company which was founded in September of 2004.  His work has required extensive review and analysis of financial statements and Mr. de Groot is currently or has been an Audit Committee member for several public companies.  Mr. de Groot graduated from the University of British Columbia with a degree in commerce in 1996 and he has been a member of the Institute of Chartered Accountants of British Columbia since 1999.

Brian Bayley – Mr. Bayley is currently a director and Resource Lending Advisor for Sprott Resource Lending Corp., a TSX Exchange and NYSE Amex listed resource lending corporation. Prior thereto, Mr. Bayley also held the following positions with that company: President and CEO from May 2009 to September 2010; Co-Chairman from January 2008 to May 2009; President from July 2003 to January 2008; and Chief Executive Officer from July 2003 to May 2008. Mr. Bayley has been the President and a director of Ionic Management Corp., a private management company, since December 1996. He has also served as a director and/or officer of numerous other public companies.

 Andrew Swarthout – Mr. Swarthout is the CEO and director of Bear Creek Mining Corp. In addition, Mr. Swarthout is a director of several public companies. Mr. Swarthout also serves on the Audit Committee of Sandstorm Gold and is the Chairman of the Audit Committee of Rio Cristal Resources.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Company’s Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in section 2.4 (De Minimis Non-Audit Services) of NI 52-110 (which exempts all non-audit services provided by the Company’s auditor from the requirement to be pre-approved by the Committee if such services are less than 5% of the auditor’s annual fees charged to the Company, are not recognized as non-audit services at the time of the engagement of the auditor to perform them and are subsequently approved by the Committee prior to the completion of that year’s audit); or an exemption from NI 52-110, in whole or in part, granted by a securities regulator under Part 8 (Exemptions) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors.  This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2012	$30,000	NIL	NIL	NIL
2011	$34,000	NIL	NIL	NIL

Exemption

The Company is relying on the exemption in Section 6.1 of NI 52-110 from the requirements of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations) of NI 52-110.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com.  Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the management information circular of the Company for its most recent annual meeting of security holders filed May 17, 2012 on SEDAR at www.sedar.com.  Additional financial information is provided in the Company’s audited financial statements and management’s discussion and analysis for the financial year ended December 31, 2012.

Schedule “A”

CHARTER

FOR

THE AUDIT COMMITTEE

OF

THE BOARD OF DIRECTORS

OF

ESPERANZA RESOURCES CORP.

I.

MANDATE

The Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Esperanza Resources Corp. (the “Company”) shall assist the Board in fulfilling its financial oversight responsibilities. The Committee’s primary duties and responsibilities under this mandate are to serve as an independent and objective party to monitor:

1.

The quality and integrity of the Company’s financial statements and other financial information;

2.

The compliance of such statements and information with legal and regulatory requirements;

3.

The qualifications and independence of the Company’s independent external auditor (the “Auditor”); and

4.

The performance of the Company’s internal accounting procedures and Auditor.

II.

STRUCTURE AND OPERATIONS

A.

Composition

The Committee shall be comprised of three or more independent members.

B.

Qualifications

Each member of the Committee must be a member of the Board.

A majority of the members of the Committee shall not be officers or employees of the Company or of an affiliate of the Company.

Each member of the Committee must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cash flow statement.

C.

Appointment and Removal

In accordance with the By-Laws of the Company, the members of the Committee shall be appointed by the Board and shall serve until such member’s successor is duly elected and qualified or until such member’s earlier resignation or removal. Any member of the Committee may be removed, with or without cause, by a majority vote of the Board.

D.

Chair

Unless the Board shall select a Chair, the members of the Committee shall designate a Chair by the majority vote of all of the members of the Committee. The Chair shall call, set the agendas for and chair all meetings of the Committee.

E.

Sub-Committees

The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that a decision of such subcommittee to grant a pre-approval shall be presented to the full Committee at its next scheduled meeting.

F.

Meetings

The Committee shall meet at least once in each fiscal year, or more frequently as circumstances dictate. The Auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the Company’s annual financial statements and, if the Committee feels it is necessary or appropriate, at every other meeting. On request by the Auditor, the Chair shall call a meeting of the Committee to consider any matter that the Auditor believes should be brought to the attention of the Committee, the Board or the shareholders of the Company.

At each meeting, a quorum shall consist of a majority of members that are not officers or employees of the Company or of an affiliate of the Company.

As part of its goal to foster open communication, the Committee may periodically meet separately with each of management and the Auditor to discuss any matters that the Committee believes would be appropriate to discuss privately. In addition, the Committee should meet with the Auditor and management annually to review the Company’s financial statements in a manner consistent with Section III of this Charter.

The Committee may invite to its meetings any director, any manager of the Company, and any other person whom it deems appropriate to consult in order to carry out its responsibilities. The Committee may also exclude from its meetings any person it deems appropriate to exclude in order to carry out its responsibilities.

III.

DUTIES

A.

Introduction

The following functions shall be the common recurring duties of the Committee in carrying out its purposes outlined in Section I of this Charter. These duties should serve as a guide with the understanding that the Committee may fulfill additional duties and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee outlined in Section I of this Charter.

The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern which the Committee in its sole discretion deems appropriate for study or investigation by the Committee.

The Committee shall be given full access to the Company’s internal accounting staff, managers, other staff and Auditor as necessary to carry out these duties. While acting within the scope of its stated purpose, the Committee shall have all the authority of, but shall remain subject to, the Board.

B.

Powers and Responsibilities

The Committee will have the following responsibilities and, in order to perform and discharge these responsibilities, will be vested with the powers and authorities set forth below, namely, the Committee shall:

Independence of Auditor

1)

Review and discuss with the Auditor any disclosed relationships or services that may impact the objectivity and independence of the Auditor and, if necessary, obtain a formal written statement from the Auditor setting forth all relationships between the Auditor and the Company, consistent with Independence Standards Board Standard 1.

2)

Take, or recommend that the Board take, appropriate action to oversee the independence of the Auditor.

3)

Require the Auditor to report directly to the Committee.

4)

Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the Auditor and former independent external auditor of the Company.

Performance & Completion by Auditor of its Work

5)

Be directly responsible for the oversight of the work by the Auditor (including resolution of disagreements between management and the Auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

6)

Review annually the performance of the Auditor and recommend the appointment by the Board of a new, or re-election by the Company’s shareholders of the existing, Auditor.

7)

Pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by the Auditor unless such non-audit services:

(a)

which are not pre-approved, are reasonably expected not to constitute, in the aggregate, more than 5% of the total amount of revenues paid by the Company to the Auditor during the fiscal year in which the non-audit services are provided;

(b)

were not recognized by the Company at the time of the engagement to be non-audit services; and

(c)

are promptly brought to the attention of the Committee by Management and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Committee.

Internal Financial Controls & Operations of the Company

8)

Establish procedures for:

(a)

the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b)

the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Preparation of Financial Statements

9)

Discuss with management and the Auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls and any special steps adopted in light of material control deficiencies.

10)

Discuss with management and the Auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company’s financial statements or accounting policies.

11)

Discuss with management and the Auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

12)

Discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

13)

Discuss with the Auditor the matters required to be discussed relating to the conduct of any audit, in particular:

(i)

The adoption of, or changes to, the Company’s significant auditing and accounting principles and practices as suggested by the Auditor or management.

(ii)

Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

Public Disclosure by the Company

14)

Review the Company’s annual and quarterly financial statements, management discussion and analysis (MD&A), annual information form, and management information circular before the Board approves and the Company publicly discloses this information.

15)

Review the Company’s financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

16)

Review any disclosures made to the Committee by the Company’s Chief Executive Officer and Chief Financial Officer during their certification process of the Company’s financial statements about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

Manner of Carrying Out its Mandate

17)

Consult, to the extent it deems necessary or appropriate, with the Auditor but without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

18)

Request any officer or employee of the Company or the Company’s outside counsel or Auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

19)

Have the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other consultants to advise the Committee advisors.

20)

Meet, to the extent it deems necessary or appropriate, with management and the Auditor in separate executive sessions at least quarterly.

21)

Have the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other consultants to advise the Committee advisors.

22)

Make regular reports to the Board.

23)

Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

24)

Annually review the Committee’s own performance.

25)

Provide an open avenue of communication among the Auditor the Board.

26)

Not delegate these responsibilities other than to one or more independent members of the Committee the authority to pre-approve, which the Committee must ratify at its next meeting, non-audit services to be provided by the Auditor.

C.

Limitation of Audit Committee’s Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the Auditor.

Approved by the Board of Directors:  April 16, 2008